# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TETRA TECHNOLOGIES INC, CIK 0000844965
CUSIP: 88162G103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 24955 INTERSTATE 45 NORTH, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 04/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 14,458,349; shared voting power 0; sole dispositive power 14,458,349; shared dispositive power 0; aggregate amount beneficially owned 14,458,349 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: TETRA TECHNOLOGIES INC
Address of issuer's principal executive offices: 24955 INTERSTATE 45 NORTH, THE WOODLANDS, Texas (TX), 77380

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: GENEVA (SWITZERLAND)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Tetra Tech Inc. on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 412,134,333. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Tetra Tech Inc. as part of its investment strategy, considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset management SA holds 14,458,349 shares of Tetra Tech Inc., which represents 5.3% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 13,288,970 out of the 14,458,349 shares under management.
Transactions in the class effected during the past sixty days:
In the past sixty days, the following transactions have been done :

Date Type Quantity Price Exchange
04.11.25 BUY 732 29.44 The NASDAQ Stock Exchange
04.11.25 BUY 879 29.59 The NASDAQ Stock Exchange
04.11.25 BUY 8'356 29.45 The NASDAQ Stock Exchange
04.11.25 SELLL 1'493 29.45 The NASDAQ Stock Exchange
04.11.25 BUY 1'869 29.59 The NASDAQ Stock Exchange
04.07.25 SELLL 34'002 27.92 The NASDAQ Stock Exchange
04.02.25 SELLL 3'791 29.24 The NASDAQ Stock Exchange
03.31.25 SELLL 422 28.76 The NASDAQ Stock Exchange
03.31.25 SELLL 14'240 29.25 The NASDAQ Stock Exchange
03.31.25 SELLL 25'157 28.76 The NASDAQ Stock Exchange
03.28.25 BUY 16'813 29.50 The NASDAQ Stock Exchange
03.27.25 BUY 110 29.62 The NASDAQ Stock Exchange
03.27.25 BUY 819 29.49 The NASDAQ Stock Exchange
03.25.25 BUY 1'080 29.50 The NASDAQ Stock Exchange
03.24.25 BUY 1'804 29.32 The NASDAQ Stock Exchange
03.24.25 BUY 901 29.32 The NASDAQ Stock Exchange
03.24.25 BUY 4'496 29.32 The NASDAQ Stock Exchange
03.24.25 BUY 4'512 29.32 The NASDAQ Stock Exchange
03.24.25 BUY 15'342 29.32 The NASDAQ Stock Exchange
03.24.25 BUY 4'508 29.32 The NASDAQ Stock Exchange
03.24.25 BUY 1'807 29.32 The NASDAQ Stock Exchange
03.21.25 BUY 25'909 28.99 The NASDAQ Stock Exchange
03.20.25 BUY 186 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 1'448 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 847 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 3'517 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 3'627 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 9'827 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 3'022 29.75 The NASDAQ Stock Exchange
03.20.25 BUY 1'534 29.75 The NASDAQ Stock Exchange
03.20.25 SELLL 36'536 29.42 The NASDAQ Stock Exchange
03.20.25 BUY 95'992 29.75 The NASDAQ Stock Exchange
03.19.25 BUY 334 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 334 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 334 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 452 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 886 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 436 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 339 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 364 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 334 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 841 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 2'332 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 1'134 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 1'207 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 791 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 2'469 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 3'372 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 1'800 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 6'933 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 694 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 2'032 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 996 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 468 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 945 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 465 29.97 The NASDAQ Stock Exchange
03.19.25 BUY 18'212 30.24 The NASDAQ Stock Exchange
03.19.25 BUY 67'006 30.35 The NASDAQ Stock Exchange
03.19.25 BUY 32'338 29.97 The NASDAQ Stock Exchange
03.18.25 SELLL 1'621 29.42 The NASDAQ Stock Exchange
03.18.25 SELLL 82'473 29.30 The NASDAQ Stock Exchange
03.17.25 SELLL 100'380 29.51 The NASDAQ Stock Exchange
03.11.25 BUY 44'643 29.66 The NASDAQ Stock Exchange
03.10.25 SELLL 808 30.35 The NASDAQ Stock Exchange
03.07.25 SELLL 41'709 29.29 The NASDAQ Stock Exchange
03.04.25 BUY 1'510 28.40 The NASDAQ Stock Exchange
03.03.25 SELLL 581 28.26 The NASDAQ Stock Exchange
02.26.25 SELLL 120 29.64 The NASDAQ Stock Exchange
02.26.25 BUY 826 30.07 The NASDAQ Stock Exchange
02.24.25 BUY 784 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 1'657 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 828 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 2'889 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 3'319 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 8'298 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 2'487 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 1'666 30.24 The NASDAQ Stock Exchange
02.24.25 BUY 6'240 30.00 The NASDAQ Stock Exchange
02.21.25 SELLL 1'876 29.97 The NASDAQ Stock Exchange
02.20.25 BUY 737 30.40 The NASDAQ Stock Exchange
02.18.25 BUY 39'433 31.08 The NASDAQ Stock Exchange
02.18.25 BUY 59 30.72 The NASDAQ Stock Exchange
02.18.25 BUY 597 30.72 The NASDAQ Stock Exchange
02.14.25 BUY 55'718 30.77 The NASDAQ Stock Exchange
02.14.25 BUY 569 30.75 The NASDAQ Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Tetra Tech Inc., other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Tetra Tech Inc. is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Tetra Tech Inc., other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine Valtanen, Karine Valtanen Global Head of Compliance (04/15/2025)